SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Federal-Mogul Corporation
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

313549404
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 5,926,458, which constitutes approximately 6.0% of the 99,466,503 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.  Unless otherwise stated, all ownership percentages set forth herein assume that there are 99,404,500 shares outstanding.

1.     Name of Reporting Person:

           Nineteen Eighty-Nine, LLC

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Delaware

                         7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  -0-
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           5,864,455 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 5.9%

14.     Type of Reporting Person: CO
--------------
(1) Represents option to acquire 5,864,455 shares of Class A Common Stock.

1.     Name of Reporting Person:

           Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power: -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  -0-
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           62,003 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 0.1% (2)

14.     Type of Reporting Person: PN
--------------
(1) Such shares of Class A Common Stock may be acquired upon the exercise of Warrants.
(2) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 99,466,503.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated February 13, 2008 (the "Schedule 13D"), as previously amended by Amendment No. 1 thereto dated March 3, 2008, relating to the Class A Common Stock of Federal-Mogul Corporation.  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding at the end thereof the following:

It has come to the attention of the Reporting Persons that Icahn Enterprises, L.P. may be materially misrepresenting the nature of its ownership of certain assets in connection with its recently announced $2 billion Senior Note sale.

On January 11, 2010, Nineteen Eighty-Nine, LLC consequently filed a lawsuit in the New York Supreme Court, County of New York, against Icahn Enterprises, L.P. and related defendants seeking a declaratory judgment, the imposition of a constructive trust over certain shares in Federal Mogul Corporation, monetary damages, and other relief. A copy of the complaint is attached hereto as an Exhibit, and is hereby incorporated by this reference into this Item 4.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5 is hereby amended and restated in its entirety as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)

Reporting Persons

1989

1989 may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 5,864,455 shares of the Common Stock, which constitutes approximately 5.9% of the outstanding shares of the Common Stock.

Amalgamated

Pursuant to an Investment Management Agreement with R2 Investments, LDC ("R2"), Amalgamated may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 62,003 shares of the Common Stock, which constitutes approximately 0.1% of the 99,466,503 shares of the Common Stock deemed to be outstanding thereunder.

Controlling Persons

Q Funding

Because of its position as the sole member of 1989, Q Funding may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 5,864,455 shares of the Common Stock, which constitutes approximately 5.9% of the outstanding shares of the Common Stock.

Acme

Because of its position as the sole general partner of Q Funding, Acme may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 5,864,455 shares of the Common Stock, which constitutes approximately 5.9% of the outstanding shares of the Common Stock.

Scepter

Because of its positions as (i) the sole general partner of Acme and (ii) the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 5,926,458 shares of the Common Stock, which constitutes approximately 6.0% of the 99,466,503 shares of the Common Stock deemed to be outstanding thereunder.

Raynor

Because of his position as the President and sole shareholder of Scepter, Raynor may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 5,926,458 shares of the Common Stock, which constitutes approximately 6.0% of the 99,466,503 shares of the Common Stock deemed to be outstanding thereunder.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(b)

Reporting Persons

1989

1989 has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock.

Amalgamated

Amalgamated has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock.

Controlling Persons

Q Funding

Q Funding has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock.

Acme

Acme has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock.

Scepter

Scepter has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock.

Raynor

Raynor has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock.

(c)  To the best of the knowledge of the Reporting Persons, none of the Item 2 Persons have effected any transactions in shares of the Common Stock in the past 60 days.

The Reporting Persons affirm that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by such Reporting Persons.

(e)  Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended by adding at the end thereof the following:

99.13 Complaint dated January 11, 2010 in Nineteen Eighty-Nine, LLC vs. Icahn Enterprises, L.P., Icahn Enterprises Finance Corp., Chelonian Subsidiary, LLC, and Carl C. Icahn, New York Supreme Court, County of New York.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: January 11, 2010

NINETEEN EIGHTY-NINE, LLC

By: Q Funding, L.P., its sole member

   By: Acme Widget, L.P., its general partner

      By: Scepter Holdings, Inc., its general partner

           By: /s/ Brandon Teague
                 Brandon Teague, Director of Trading

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading

                                                                        EXHIBIT INDEX

EXHIBIT                   DESCRIPTION

99.13 Complaint dated January 11, 2010 in Nineteen Eighty-Nine, LLC vs. Icahn Enterprises, L.P., Icahn Enterprises Finance Corp., Chelonian Subsidiary, LLC, and Carl C. Icahn, New York Supreme Court, County of New York (filed herewith).